Davis Polk & Wardwell

1600 El Camino Road

Menlo Park, CA 94025

(650) 752-2000

Fax (650) 752-2111

September 1, 2005

VIA EDGAR SUBMISSION

Peggy A. Fisher
Donald C. Hunt
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:
Registration Statement on Form S-4 of Affymetrix, Inc., filed July 20, 2005, File No. 333-126718

Dear Ms. Fisher and Mr. Hunt:

        This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Barbara Caulfield of Affymetrix, Inc. (the "Company") in the letter (the "Comment Letter") regarding the above-referenced registration statement filed July 20, 2005 (the "Registration Statement"). The Company is concurrently filing Amendment No. 1 to the Registration Statement ("Amendment No. 1") via EDGAR for review by the Staff. As previously discussed with Peggy Fisher during a telephone call on August 17, 2005, and in addition to the changes described below, Amendment No. 1 includes information that was previously incorporated by reference from the Company's other filings with the Commission.

        Set forth below are the Company's responses to the Staff's comments, organized as set forth in the Comment Letter. Page references in the Company's responses below correspond to the page numbers in Amendment No. 1. In addition, we are providing to you three courtesy copies of Amendment No. 1 via courier, marked to show changes from the Registration Statement filed with the Commission on July 20, 2005.

What will ParAllele shareholders be entitled to receive . . . page 1

  1.
  Disclose on a per share basis the amount of merger consideration ParAllele shareholders will receive in the merger.

        In response to the Staff's comment, the Company has revised the answer to this question on pages 1 and 2 and provided additional disclosure throughout Amendment No. 1 to provide the information requested.

  2.
  Please revise to describe briefly the working capital and other adjustments, and indicate the estimated amount of these adjustments as of a recent date.

        In response to the Staff's comment, the Company has revised the answer to this question on pages 1 and 2 and provided additional disclosure throughout Amendment No. 1 to provide the information requested.

  3.
  It does not appear that ParAllele shareholders are given sufficient information to make an informed voting decision regarding the amount of consideration they will ultimately receive because the value can be adjusted downward by some unspecified amount. If you cannot provide more specific information regarding the value of the consideration, expand to state the minimum value they could receive so they can decide whether or not they want to vote to approve the merger based on that amount.

        The Company supplementally advises the Staff that, as disclosed in the Registration Statement, the exact consideration that a ParAllele shareholder will receive will not be known until the calculation of the potential adjustment for changes in ParAllele's working capital prior to the closing. Although based on its current working capital and projections of its closing working capital ParAllele does not expect that there will be any such adjustment, it is impossible to predict with certainty either the closing date or ParAllele's working capital as of such date. As a result, because of these inherent uncertainties and because the merger agreement does not cap or limit the amount of the working capital adjustment, ParAllele cannot exclude the possibility that there will be such an adjustment at the closing, and it therefore cannot state with certainty the minimum value that its shareholders will receive.

        In response to the Staff's comment, the Company has revised the answer to this question on pages 1 and 2 and provided additional disclosure throughout Amendment No. 1, including:

  •
  additional disclosure regarding the working capital adjustment and the adjustment for cash severance and loan prepayment expenses;

  •
  a statement that, based on its current working capital and its projections of closing working capital, ParAllele does not expect that there will be any working capital adjustment;

  •
  a statement that, notwithstanding ParAllele's expectation, there may be a working capital adjustment and that there is no cap or limit to the amount of such adjustment; and

  •
  a sensitivity table indicating the aggregate merger consideration that ParAllele shareholders will receive and the merger consideration a ParAllele shareholder would receive for one share of ParAllele's stock, based on the range of working capital adjustments that ParAllele and the Company reasonably expect could occur.

        The Company supplementally advises the Staff that the disclosure throughout Amendment No. 1 regarding the value that ParAllele shareholders are expected to receive is based on an assumed Affymetrix common stock price of $49.5510 per share, the average closing price of Affymetrix common stock during the 30 days immediately prior to the execution of the merger agreement. Prior to mailing the proxy statement/prospectus to ParAllele shareholders, the Company will update this assumed price and the calculations of expected value that depend upon it to reflect the closing price of Affymetrix common stock as of the most recent practicable date prior to such mailing. The Company further supplementally advises the Staff that in the event that the adjustments to the merger consideration are materially different from the amounts shown in the sensitivity table, it will update its disclosure accordingly in advance of the ParAllele special meeting of shareholders.

Why am I being asked to ratify the issuance of the Notes?

  4.
  Expand the answer to state that the Notes, which were issued during the merger negotiations with Affymetrix, were issued with very favorable conversion terms that permit the holders to convert at the time of this merger and realize a profit of 112%, or $            . If shareholders will be giving up any rights to challenge the initial issuance of the Notes by ratifying them now, expand to so state.

        The Company supplementally advises the Staff that on August 31, 2005, ParAllele and the holders of the Notes amended the terms of the Notes to provide that if ParAllele is subject to a change of control as a result of the merger with Affymetrix, the outstanding principal amount of and all accrued interest under each Note shall automatically convert into that number of shares of ParAllele Series B preferred stock that, when converted into the right to receive a portion of the merger consideration pursuant to the of the merger agreement, will entitle the holder thereof to receive an amount of merger consideration with a value equal to the outstanding principal amount under this Note at such time. As a result, upon completion of the merger, the holders of the Notes will now receive merger consideration equal only to the principal amount of the Notes—in effect, a 0% return instead of what was previously expected to be a 112% return. The amendment did not change any other terms of the Notes.

        Additionally, on September 1, 2005, the Company and ParAllele amended the merger agreement to remove the condition to the Company's obligations to complete the merger that required ParAllele to obtain disinterested shareholder approval of the issuance of the Notes and the waiver or exercise of preemptive rights by, or issuance of shares of ParAllele Series B preferred stock to, certain ParAllele shareholders. This condition was replaced with a condition requiring that none of the Notes have converted into ParAllele stock prior to the closing, other than as a result of the merger pursuant to the terms of the amended Notes. The merger agreement amendment also clarifies that ParAllele shareholders will not be obligated under the merger agreement to indemnify Affymetrix for any losses it may suffer in connection with claims relating to the issuance of the Notes or their conversion upon the completion of the merger.

        The economic effect of the amendment to the Notes described above is that, upon completion of the merger, the purchasers of Notes will have made an interest-free loan to ParAllele and will not receive any value beyond the principal amount of the Notes. As a result, the Company and ParAllele have determined that it will no longer be necessary to obtain ratification of the issuance of the Notes by ParAllele's shareholders or any waiver or exercise of preemptive rights by holders of such rights to whom Notes were not issued. Because no disinterested shareholder vote is being sought, the shareholders will not be giving up any rights to challenge the issuance of the Notes.

        Disclosure regarding the amendment to the Notes, the amendment to the Merger Agreement and the factors considered by the ParAllele board of directors in approving these matters has been added to pages 79 and 81 of Amendment No. 1.

What votes of the ParAllele shareholders are required . . . ? page 2

  5.
  State, if true, that because ParAllele's directors, executive officers and shareholders affiliated with certain directors have agreed to vote in favor of the merger, approval of that proposal is assured.

        In response to the Staff's comment, the Company has revised pages 3, 33 and 61 of Amendment No. 1.

What is the escrow account and how does it work? page 2

  6.
  Please revise here and throughout the filing to quantify the estimated dollar amount of the 9.36% merger consideration to be placed in escrow, and disclose how this amount was determined.

        In response to the Staff's comment, the Company has revised the answer to this question on page 3 and provided additional disclosure throughout Amendment No. 1 to provide the information requested.

Who is the shareholders' representative? page 2

  7.
  Disclose the decisions regarding the escrow fund that Dr. MacQuitty will be empowered to make as a result of the approval of Proposal 1.

        In response to the Staff's comment, the Company has revised pages 3, 4 and 77 of Amendment No. 1.

What ParAllele Shareholders Will Receive, page 6

  8.
  Revise to present the alternative forms of consideration more clearly based on the various trading prices of Affymetrix shares, perhaps by tabular format. Provide the value to be received on a per share basis and the minimum amount ParAllele's shareholders would receive after all adjustments so they can make informed voting decisions.

        In response to the Staff's comment, the Company has revised pages 2, 8 and 62 and provided additional disclosure throughout Amendment No. 1 to clarify the alternative forms and value of consideration that ParAllele shareholders may receive. The Company's additional disclosure regarding the value to be received by ParAllele's shareholders on a per share basis is also discussed in the response comment 3 above.

Material Federal Income Tax Consequences, page 7

  9.
  While you are clear about the tax consequences if the merger consideration consists solely of cash, you should revise the disclosure to clarify what the tax consequences will be if shareholders receive stock or cash and stock, rather than stating what you "expect" the consequences to be.

        In response to the Staff's comment, the Company has revised pages 9 and 54 of Amendment No. 1 to clarify the tax consequences of the various forms of consideration that ParAllele shareholders may receive in the merger.

Interests of ParAllele's Officers and Directors in the Merger, page 7

  10.
  Please revise to identify the ParAllele executive officers and board members who have "interests" in the merger. Also quantify the extent of all interests.

        In response to the Staff's comment, the Company has revised page 10 of Amendment No. 1 to specifically identify the ParAllele executive officers and board members who have interests in the merger and to quantify the extent of those interests.

Proposal 2: The Notes, page 10

  11.
  Expand to explain why the Board agreed to such favorable conversion terms in the event of a change of control when it was actively negotiating a merger at the time. Explain how the various members of the Board (both those who were interested parties and those who were not interested parties) believed that agreeing to these terms was consistent with their fiduciary duties to unaffiliated shareholders.

        In response to the Staff's comment, the Company has added the requested disclosure to Amendment No. 1 on pages 36 and 37. The Company also refers the Staff to the response to comment 4 above.

  12.
  Quantify the extent of the dilution to those shareholders who did not participate in purchasing the Notes.

        As described above in the Company's response to comment 4, on August 31, 2005, ParAllele and the holders of the Notes amended the terms of the Notes such that the holders of the Notes will now receive merger consideration equal only to the principal amount of the Notes—in effect, a 0% return instead of what was previously expected to be a 112% return. The Company supplementally advises the Staff that this amendment eliminated any dilution to the shareholders who are not holders of the Notes that would otherwise have resulted from the return on the Notes in excess of their principal amount. The Company has added disclosure on pages 47 and 48 of Amendment No. 1 regarding the dilution that is now expected to result from the conversion of the Notes into merger consideration equal to their principal amount.

  13.
  Explain why shareholders are being asked to ratify this issuance, what happens if they do not ratify it, and why the board recommends that they vote FOR the ratification.

        As indicated above in response to comment 4, the ParAllele shareholders are no longer being asked to ratify the issuance of the Notes.

Other Business; Adjournments, page 32

  14.
  We note your disclosure that proxies may be used to vote to adjourn the ParAllele special meeting in order to solicit additional proxies. Revise to clarify that proxies voting against a proposal will not be used to vote in favor of adjournment in order to solicit additional votes for a proposal. If you choose to do so, you can include a separate proposal regarding adjournment on the proxy card.

        In response to the Staff's comment, the Company has added disclosure to page 34 of Amendment No. 1 and to the proxy card indicating that proxies voting against the merger proposal will not be used to vote in favor of adjournment unless the shareholders in question affirmatively authorize them to be voted in this manner.

Proposal 1—The Merger and Related Transactions, page 32

Background of the Merger, page 32

  15.
  Please expand your disclosure with regard to possible strategic relationships, business combinations and financing transactions ParAllele considered as alternatives to the proposed merger. Identify the alternatives and explain why they were rejected in favor of the proposed merger.

        In response to the Staff's comment, the Company has revised the disclosure on pages 35-38 of Amendment No. 1.

  16.
  We note your disclosure on page 32 that the ParAllele board formed an advisory committee that included Mr. Ericson, Dr. MacQuitty and Ms. Samuels to consider, among other things, potential equity financing opportunities for ParAllele. Please disclose whether in voting to approve the convertible note financing, the ParAllele board considered the interests of these members of the advisory committee in such a transaction. Also disclose what other financing opportunities were considered and rejected.

        In response to the Staff's comment, the Company has added the requested disclosure to Amendment No. 1 on pages 36 and 37.

  17.
  Describe the negotiations that took place regarding arrangements for executive officers of ParAllele to receive employment, severance or other forms of compensation in addition to the per share amounts to be received by all existing security holders. Explain how the negotiations regarding these arrangements affected the negotiations regarding the exchange ratio.

        In response to the Staff's comment, the Company has revised the disclosure on page 36 of Amendment No. 1.

Reasons for the Merger, page 35

  18.
  Please disclose the identity of and services provided by the "strategic consultant" identified on page 33. Disclose whether ParAllele considered the advice of the strategic consultant in determining whether to recommend that ParAllele shareholders vote in favor of the merger.

        In response to the Staff's comment, the Company has identified ParAllele's strategic consultant, Mr. Frederick Frank, on page 34 of Amendment No. 1. The Company has also included additional disclosure to clarify Mr. Frank's role in the process, which was generally to assist ParAllele negotiating the terms of the merger. Finally, the Company has disclosed on page 35 of Amendment No. 1 that ParAllele's board of directors did not receive or consider any advice from Mr. Frank as to the fairness to ParAllele shareholders of the per share value of the merger consideration in determining whether to recommend that ParAllele shareholders vote in favor of the merger.

  19.
  We note there is no discussion about whether ParAllele received a fairness opinion. If none was obtained, fully describe how the ParAllele board determined that the proposed merger consideration is fair. We may have further comments.

        ParAllele has advised the Company that it did not obtain a fairness opinion and the Company has included an affirmative statement to that effect on page 41 of Amendment No. 1. As disclosed in Amendment No. 1, ParAllele's board of directors considered and analyzed a variety of factors, including the strategic alternatives available to ParAllele at the time, ParAllele's cash position, the recent performance of ParAllele's business, capital requirements needed to fund ongoing operations and the terms and conditions of the merger agreement, in making its determination to approve the merger and recommend that the ParAllele shareholders approve the merger. ParAllele has advised the Company that its board's determination regarding these matters and its determination that the proposed merger consideration is fair were based on the totality of these circumstances. In response to the Staff's comment, the Company has also added disclosure to page [36] of Amendment No. 1 describing in greater detail the factors considered by the ParAllele board in its analysis.

Executive Officer Severance Agreements and Employment of Certain ParAllele Executive Officers by Affymetrix . . ., page 41

  20.
  Please disclose all material terms of the agreements referenced in these sections. For example, disclose the nature of the consulting services to be provided by Dr. Naclerio and the fees payable to him under this agreement.

        In response to the Staff's comment, the Company has expanded the disclosure on page 46 of Amendment No. 1.

  21.
  Please revise your disclosure to quantify the benefits to be received under each of the agreements described in this section. For example, disclose the number of shares of restricted stock held by Dr. Naclerio that were subject to accelerated vesting. Disclose the value of the shares of Affymetrix common stock that Affymetrix recommends issuing to Dr. Krodel and Dr. Willis.

        In response to the Staff's comment, the Company has revised pages 46 and 47 of Amendment No. 1.

Convertible Promissory Notes, page 42

  22.
  Please disclose all material terms of the convertible promissory notes, including the conversion rate, and file a form of the note as an annex to the proxy statement/prospectus. Please also disclose any material changes to other agreements made in connection with the issuance of the convertible notes. We note, for example, references to amendments to the Series B put option in [the] third full paragraph on page F-20.

        In response to the Staff's comment, the Company has included a description of all material terms of the Notes, including the conversion rate, and has filed a form of the Note, as amended, as an annex to the proxy statement/prospectus in Amendment No 1. However, in light of the amendment to the Notes described in comment 4 above and the fact that ParAllele shareholders are no longer being asked to ratify the issuance of the Notes, the Company believes that a summary of the terms of the Notes will provide ParAllele's shareholders sufficient information on which to base their decisions regarding the merger proposal. As a result, and subject to any objections that the Staff may have, the Company plans not to include the form of Note as an annex to the final proxy statement/prospectus that is distributed to ParAllele's shareholders.

        Additionally, the Company supplementally advises the Staff that ParAllele has indicated there were no material changes made to any agreements in connection with the issuance of the convertible Notes other than the amendment to the Series B put option, which is now also disclosed on page 37 of Amendment No. 1.

Security Ownership of Management and Certain Beneficial Owners of ParAllele, page 44

  23.
  Identify the natural persons who beneficially own the shares held by Abingworth Management Limited, Index Ventures, and Versant Ventures.

        In response to the Staff's comment, the Company has revised the beneficial ownership table to identify the natural persons to whom beneficial ownership of shares of ParAllele capital stock is attributed with respect to the requested shareholders. Please see pages 50 and 51.

Material U.S. Federal Income Tax Consequences, page 46

  24.
  Please revise the second paragraph on page 48 to remove the qualification and to clarify that counsel for each of the parties has opined that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

        In response to the Staff's comment, the Company has revised page 54 of Amendment No. 1.

The Merger Agreement, page 54

Calculation of Merger Consideration, page 55

  25.
  Disclose the circumstances under which ParAllele would elect for the merger consideration to be paid exclusively in cash if Affymetrix's average stock price during the 30 days prior to closing is greater than $64.4163.

        In response to the Staff's comment, the Company has added the requested disclosure to page 63 of Amendment No. 1.

Impact of the Notes on ParAllele Shareholders, page 75

  26.
  Please describe and quantify to the extent practicable claims arising from the issuance of the convertible notes.

        As disclosed on pages 36 and 37 of Amendment No. 1, ParAllele's board considered a number of factors in evaluating whether to issue the Notes and made a determination that the issuance of the Notes was fair and reasonable. In addition, and as described above in the Company's response to comment 4, on August 31, 2005, ParAllele and the holders of the Notes amended the terms of the Notes such that the holders of the Notes will now receive merger consideration equal only to the principal amount of the Notes—in effect, a 0% return instead of what was previously expected to be a 112% return. In light of this amendment and the fact that ParAllele shareholders are no longer being asked to ratify the issuance of the Notes, the Company believes that disclosure regarding claims that may arise from the issuance of the Notes would not be helpful to ParAllele's shareholders in determining how to vote on the merger proposal.

Annex A

  27.
  We note your statement that "Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings Affymetrix makes with the Securities and Exchange Commission." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

        In response to the Staff's comment, the Company has revised Annex A of Amendment No. 1.

  28.
  We note your statement that "information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in Affymetrix's public disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

        The Company acknowledges that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

* * * * * * * *

        We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (650) 752-2014.

Very truly yours,
/s/ MISCHA TRAVERS
Mischa Travers
cc:	Barbara Caulfield Mark Solakian Affymetrix, Inc.
Michael Ringler Jason Sebring Wilson Sonsini Goodrich & Rosati, Professional Corporation